SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

VONAGE HOLDINGS CORP.
(Name of Subject Company (Issuer))

VONAGE HOLDINGS CORP.
(Name of Filing Person (Offeror))

5% SENIOR UNSECURED CONVERTIBLE NOTES DUE 2010
(Title of Class of Securities)

92886TAA0, 92886TAB8, 92886TAC6 and 92886TAD41
(CUSIP Numbers of Class of Securities)

John S. Rego
Executive Vice President, Chief Financial Officer and Treasurer
Vonage Holdings Corp.
23 Main Street, Holmdel, NJ 07733
(732) 528-2600
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of the Filing Persons)

Copy to:

James S. Scott Sr., Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10021
(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee
$256,980,309	$10,100
_________
(*)
Calculated solely for purpose of determining the amount of the filing fee and based upon a purchase of $253,460,031 principal amount of 5% Senior Unsecured Convertible Notes due 2010 plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for payment. The amount of the filing fee, $39.30 for each $1,000,000 of value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,100	Filing Party:	Vonage Holdings Corp.
Form or Registration No.:	Schedule TO	Date Filed:	July 30, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐
_________
[1]	Applicable only to 5% Senior Unsecured Convertible Notes due 2010 that are represented by Rule 144A global securities, and not to any such notes that are represented by certificated securities.

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on July 30, 2008, as amended and supplemented by Amendment No. 1 and No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 4, 2008 and August 11, 2008, respectively (collectively, the “Schedule TO”) by Vonage Holdings Corp. (the “Company”), a Delaware corporation. The Schedule TO relates to the offer by the Company to purchase for cash any and all of the Company’s 5% Senior Unsecured Convertible Notes due 2010 (the “Notes”) validly tendered and accepted, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 30, 2008 and in the related Letter of Transmittal. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Items 1 and 4.

Items 1 and 4 of the Schedule TO are hereby amended and supplemented as follows:

The second paragraph on the cover of the Offer to Purchase, the response to the Summary Term Sheet question “How much is Vonage Paying for the Notes?” and the first paragraph under the section “Terms of the Offer” in the Offer to Purchase are amended by inserting, in each case, the following at the end thereof:

On August 19, 2008, by way of a letter to all holders of Notes, we clarified that we are offering to pay $1,000 in cash plus accrued and unpaid interest to, but not including, the payment date for each $1,000 principal amount of notes (prorated for any Notes accepted reflecting a principal amount of less than $1,000 or more than an integral multiple of $1,000).

The third paragraph on the cover of the Letter of Transmittal and Instruction 4 on page 8 of the Letter of Transmittal is amended by deleting in its entirety the following sentence:

Tenders of Notes will be accepted only in integral multiples of $1,000 principal amount.

These amendments do not constitute an increase or decrease in the percentage of Notes being sought or the consideration being offered for the Notes.

Items 5.	Past Contracts, Transactions, Negotiations and Agreements.

Item 5 of Schedule TO is hereby amended and supplemented by adding the following paragraph at the end of Item 5:

(i)           Form of Voting Agreement, dated as of August 19, 2008, between Vonage Holdings Corp. and certain Stockholders, which is filed as Exhibit (d)(23) to this Schedule TO and is incorporated herein by reference.

The description of the Voting Agreement is set forth under the section entitled “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes and Other Material Arrangements” in the Offer to Purchase.

Items 8.	Interest in Securities of the Subject Company.

Item 8 of Schedule TO is hereby amended and supplemented by adding the following sentence after the last paragraph of the section entitled “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes and Other Material Arrangements” in the Offer to Purchase:

On August 19, 2008, we entered into stockholder agreements with affiliates of Bain Capital, LLC, affiliates of New Enterprise Associates and Jeffrey Citron, who own in the aggregate more than 50% of the total number of shares of our common stock outstanding on August 19, 2008 and have agreed to vote their shares in favor of the proposal to approve the potential issuance of shares of common stock upon conversion of the New Convertible Notes.

Items 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

(a)(1)(vii)	Letter to holders of Notes from Vonage Holdings Corp., dated August 19, 2008

(d)(23)	Form of Voting Agreement, dated as of August 19, 2008 between Vonage Holdings Corp. and certain Stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VONAGE HOLDINGS CORP.

	By:	/s/ John S. Rego
	Name:	John S. Rego
	Title:	Executive Vice President, Chief
Financial Officer and Treasurer

Dated: August 19, 2008

Exhibit Index

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated July 30, 2008.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Letter to holders of Notes from Vonage Holdings Corp., dated August 19, 2008.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Press Release, dated July 30, 2008.*
(b)	None.
(d)(1)
Registration Rights Agreement, dated December 16, 2005, among Vonage Holdings Corp. and the signatories thereto (previously filed as Exhibit 10.14 to the Company’s Form S-1 (No. 333-131659) filed April 7, 2006 and incorporated herein by reference).*

(d)(2)
Form of Senior Unsecured Convertible Note issued pursuant to the Securities Purchase Agreement (incorporated by reference as Exhibit 4.2 to Amendment No. 1 to the Company’s Form S-1 filed April 7, 2006).*

(d)(3)
Stock Purchase Warrant To Purchase Common Stock of Vonage Holdings Corp. (incorporated by reference as Exhibit 4.3 to Amendment No. 4 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 28, 2006).*

(d)(4)
Stock Purchase Warrant To Purchase Shares of Series A-2 Convertible Preferred Stock, par value $.001 per share of Vonage Holdings Corp. (incorporated by reference as Exhibit 4.4 to Amendment No. 4 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 28, 2006).*

(d)(5)
2001 Stock Incentive Plan of Vonage Holdings Corp. (incorporated by reference as Exhibit 10.1 to Amendment No. 1 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 7, 2006).*

(d)(6)
Form of Incentive Stock Option Agreement under the 2001 Stock Incentive Plan (incorporated by reference as Exhibit 10.2 to Amendment No. 1 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659)

filed on April 7, 2006).*
(d)(7)
Form of Nonqualified Stock Option Agreement for Employees under the 2001 Stock Incentive Plan (incorporated by reference as Exhibit 10.3 to Amendment No. 1 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 7, 2006).*

(d)(8)
Form of Nonqualified Stock Option Agreement for Outside Directors under the 2001 Stock Incentive Plan (incorporated by reference as Exhibit 10.4 to Amendment No. 1 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 7, 2006).*

(d)(9)	2006 Incentive Plan (incorporated by reference as Exhibit 10.20 to Amendment No. 4 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 28, 2006).*
(d)(10)
Form of Restricted Stock Unit Agreement under the Vonage Holdings Corp. 2006 Incentive Plan (incorporated by reference as Exhibit 10.27 to Vonage Holding Corp.’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).*

(d)(11)
Form of Nonqualified Stock Option Agreement under the Vonage Holdings Corp. 2006 Incentive Plan (incorporated by reference as Exhibit 10.28 to Vonage Holding Corp.’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).*

(d)(12)
Form of Restricted Stock Agreement under the Vonage Holdings Corp. 2006 Incentive Plan (incorporated by reference as Exhibit 10.29 to Vonage Holding Corp.’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).*

(d)(13)
Form of Restricted Stock Agreement under the Vonage Holdings Corp. 2006 Incentive Plan for Non-Employee Directors (incorporated by reference as Exhibit 10.30 to Vonage Holding Corp.’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).*

(d)(14)
Form of Nonqualified Stock Option Agreement under the Vonage Holdings Corp. 2006 Incentive Plan for Non-Employee Directors (incorporated by reference as Exhibit 10.31 to Vonage Holding Corp.’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).*

(d)(15)
Non-Executive Director Compensation Program effective July 1, 2008 (incorporated by reference as Exhibit 10.3 to Vonage Holding Corp.’s Quarterly Report on Form 10-Q (File No. 001-32887) filed on May 12, 2007).*

(d)(16)
Third Amended and Restated Investors’ Rights Agreement, as amended, dated April 27, 2005, among Vonage Holdings Corp. and the signatories thereto (incorporated by reference to Amendment No. 4 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 28, 2006).*

(d)(17)	Written Consent of Vonage Holdings Corp. and Certain Stockholders to the amendment to the Third Amended and Restated Investors’ Rights Agreement

dated April 27, 2005, as amended, dated November 13, 2006 (incorporated by reference to Vonage Holding Corp.’s Current Report on Form 8-K (File No. 001-32887) filed on November 14, 2006).*
(d)(18)
Employment Agreement dated as of July 29, 2008 by and between Vonage Holdings Corp. and Marc P. Lefar. (incorporated by reference as Exhibit 10.1 to Vonage Holding Corp.’s Current Report on Form 8-K filed on August 4, 2008).*

(d)(19)
Form of Nonqualified Stock Option Agreement for Marc P. Lefar under the Vonage Holdings Corp. 2006 Incentive Plan (incorporated by reference as Exhibit 10.3 to Vonage Holding Corp.’s Current Report on Form 8-K filed on August 4, 2008).*

(d)(20)
Separation Agreement and General Release dated as of July 29, 2008 by and between Vonage Holdings Corp. and Jeffrey A. Citron (incorporated by reference as Exhibit 10.4 to Vonage Holding Corp.’s Current Report on Form 8-K filed on August 4, 2008).*

(d)(21)
Consulting Agreement dated as of July 29, 2008 by and between Vonage Holdings Corp. and KEC Holdings LLC (incorporated by reference as Exhibit 10.5 to Vonage Holding Corp.’s Current Report on Form 8-K filed on August 4, 2008).*

(d)(22)
Form of Nonqualified Stock Option Agreement for Jeffrey A. Citron under the Vonage Holdings Corp. 2006 Incentive Plan (incorporated by reference as Exhibit 10.6 to Vonage Holding Corp.’s Current Report on Form 8-K filed on August 4, 2008).*

(d)(23)	Form of Voting Agreement, dated as of August 19, 2008 between Vonage Holdings Corp. and certain Stockholders.

(g)	None.
(h)	None.

_________
*           Previously Filed.